08001697

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco Compartamos S.A. Institución de Banca Múltiple

*CURRENT ADDRESS Av. Insurgentes Sur 553, piso 1 de oficinas, Colonia Escandón C.P. 11800 Mexico

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED APR 17 2008 THOMSON FINANCIAL

FILE NO. 82- 35773 FISCAL YEAR 12/31/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

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DAT :

082-35773

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF BANCO COMPARTAMOS, S. A., INSTITUCIÓN DE BANCA MÚLTIPLE (formerly known as Financiera Compartamos, S. A. de C. V.) DECEMBER 31, 2006, 2005 AND 2004

	Page
Report of Independent Auditors	F-2
Financial Statements:	
Balance Sheets	F-3
Statements of Income	F-4
Statements of Changes in Stockholders' Equity	F-5
Statements of Changes in Financial Position	F-6
Notes to the Financial Statements	F-7

AR/S
12-31-06

REPORT OF INDEPENDENT AUDITORS

México City, February 23, 2007

To the Stockholders of
Banco Compartamos, S.A.,
Institución de Banca Múltiple

We have audited the balance sheets of Banco Compartamos, S.A., Institución de Banca Múltiple (formerly known as Financiera Compartamos, S.A. de C.V.) (the "Bank") as of December 31, 2006 and 2005, and the related statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and they are prepared in accordance with the accounting practices prescribed by the Mexican National Banking and Securities Commission (the "Commission"). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 1 to the financial statements, on May 17, 2006, the Bank received authorization from the Mexican Ministry of Finance and Public Credit (the "Ministry of Finance") to be established and operate as a multiple purpose bank institution. Therefore, as of June 1, 2006, that same authorization cancelled the permit for Financiera Compartamos S.A. de C.V. to operate as a Special Purpose Financial Entity ("Sofol").

As a result of the authorization mentioned in the preceding paragraph, as from June 1, 2006, the Bank adopted the accounting practices prescribed by the Commission, applicable to credit institutions. These rules do not conform to Mexican Financial Reporting Standards in the cases specified in Note 2. The operations carried out and the accounting criteria applied by the Bank as a Sofol in 2004, 2005 and until May 31, 2006 are similar to those carried out and applied by a bank, and therefore there was no significant financial effect arising from the conversion to credit institution. However, the financial statements as of December 31, 2005 and 2004 and the respective notes, which are presented for comparative purposes, were reclassified and expanded, respectively, in accordance with presentation and disclosure rules applicable to credit institutions.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Banco Compartamos, S.A., Institución de Banca Múltiple at December 31, 2006 and 2005, and the results of its operations, the changes in stockholders' equity and the changes in financial position for each of the three years in the period ended December 31, 2006, in conformity with the accounting practices prescribed by the Commission.

PricewaterhouseCoopers, S.C.

Javier Flores
Audit Partner

BANCO COMPARTAMOS, S. A., INSTITUCIÓN DE BANCA MÚLTIPLE
(formerly known as Financiera Compartamos, S. A. de C. V.)

BALANCE SHEETS
(Notes 1 and 2)
Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006

	December 31,	
Assets	**2006**	**2005***
Cash and cash equivalents (Note 5)	Ps. 105	Ps. 66
Investment in securities (Note 6):		
Trading securities	100	241
	100	241
Performing loans (Note 8):		
Consumer	2,957	2,020
Total performing loans	2,957	2,020
Non-performing loans (Note 8):		
Consumer	18	10
Total loan portfolio	2,975	2,030
Less:		
Allowance for loan loses	(119)	(91)
Loan portfolio—Net	2,856	1,939
Other accounts receivable—Net	14	9
Furniture and equipment—Net (Note 9)	107	71
Deferred income tax—Net (Note 14)	7	20
Other assets, deferred charges and intangibles—Net (Note 10)	17	20
Total assets	Ps.3,206	Ps.2,366
Liabilities and Stockholders' Equity		
Liabilities		
Notes payable (Note 11)	Ps. 50	Ps. 62
	501	628
Interbank and other entities loans (Note 12):		
Short-term	509	515
Long-term	741	266
	1,250	781
Securities and derivatives instruments:		
Derivative financial instruments (Note 13)	5	6
	5	6
Other accounts payable:		
Income tax and employees' statutory profit-sharing	49	28
Other accounts payable	42	32
	91	60
Total liabilities	1,847	1,475
Stockholders' equity (Note 15):		
Contributed Capital:		
Capital stock	469	469
	469	469
Earned capital:		
Capital Reserves	35	16
Retained earnings	223	26
Net income for the year	632	380
	890	422
Total stockholders' equity	1,359	891
Total liabilities and stockholders' equity	Ps.3,206	Ps.2,366

* See Note 1.

The accompanying notes are an integral part of these financial statements.

BANCO COMPARTAMOS, S. A., INSTITUCIÓN DE BANCA MÚLTIPLE

(formerly known as Financiera Compartamos, S. A. de C. V.)

STATEMENTS OF INCOME

(Notes 1 and 2)

Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006

	Year ended December 31,		
	2006	2005*	2004*
Interest income	Ps. 2,035	Ps. 1,392	Ps. 873
Interest expense	(176)	(145)	(74)
Monetary loss—Net	(50)	(19)	(24)
Financial margin	1,809	1,228	775
Provision for loan losses (Note 8)	(46)	(53)	(21)
Financial margin after provision for loan losses	1,763	1,175	754
Commissions and fees income	19	9	4
Commissions and fees expense	(46)	(31)	(16)
Brokerage revenue	1	(15)	(8)
Net operating revenue	1,737	1,138	734
Selling, general and administrative expenses	(816)	(578)	(381)
Net Operating income	921	560	353
Other income (expenses)—Net	14	12	4
Total income before income tax and employees' statutory profit-sharing (current and deferred)	935	572	357
Income tax and employees' statutory profit-sharing (Note 14):			
Current	(290)	(201)	(138)
Deferred	(13)	9	12
	(303)	(192)	(126)
Net income	Ps. 632	Ps. 380	Ps. 231

* See Note 1.

The accompanying notes are an integral part of these financial statements.

BANCO COMPARTAMOS, S. A., INSTITUCIÓN DE BANCA MÚLTIPLE

(formerly known as Financiera Compartamos, S. A. de C. V.)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Notes 1, 2 and 15)

Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006

	Contributed Capital	Earned capital			
	Capital stock	Capital reserves	Retained earnings	Net income for the year	Total stockholders' equity
Balances as of January 1, 2004	Ps. 78	Ps. 8	Ps. 139	Ps. 164	Ps. 389
CHANGES RELATED TO STOCKHOLDERS' DECISIONS:					
Transfer of prior years income		8	156	(164)	—
Dividend payment	—		(32)		(32)
Total	78	16	263	—	357
CHANGES RELATED TO RECOGNITION OF COMPREHENSIVE INCOME:					
Net income	—	—	—	231	231
Balances as of December 31, 2004 *	78	16	263	231	Ps. 588
CHANGES RELATED TO STOCKHOLDERS' DECISIONS:					
Transfer of prior years income			231	(231)	
Capitalization of profits	417		(417)		
Reduction in capital stock and payment of dividends	(26)		(29)		(55)
Dividend payment			(22)		(22)
Total	391		(237)	(231)	(77)
CHANGES RELATED TO RECOGNITION OF COMPREHENSIVE INCOME:					
Net income	—		—	380	380
Balances as of December 31, 2005*	469	16	26	380	891
CHANGES RELATED TO STOCKHOLDERS' DECISIONS:					
Transfer of prior years income			380	(380)	
Application to legal reserve		19	(19)		
Dividend payment			(164)		(164)
Total		19	197	(380)	(164)
CHANGES RELATED TO RECOGNITION OF COMPREHENSIVE INCOME:					
Net income				632	632
Balances as of December 31, 2006	Ps. 469	Ps. 35	Ps .223	Ps .632	Ps. 1,359

* See Note 1.

The accompanying notes are an integral part of these financial statements.

BANCO COMPARTAMOS, S. A., INSTITUCIÓN DE BANCA MÚLTIPLE

(formerly known as Financiera Compartamos, S. A. de C. V.)

STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1 and 2)

Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006

	December 31,		
	2006	2005	2004*
Operating activities:			
Net income	Ps. 632	Ps. 380	Ps. 231
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	46	53	21
Depreciation and amortization	33	24	14
Deferred income taxes	13	(9)	(12)
	724	448	254
Changes in operating assets and liabilities:			
(Decrease) increase in notes payable	(127)	(205)	194
Increase in loan portfolio	(963)	(821)	(408)
Decrease (increase) in trading securities	141	(72)	71
Increase in securities and derivative transactions	5		
Increase in interbank and other entities loans	463	337	5
Increase in other accounts receivable and other accounts payable and others—Net	24	16	
Resources provided by operating activities	267	113	116
Financing activities:			
Reduction in capital stock (Note 15)		(26)	
Dividend payment (Note 15)	(164)	(51)	(32)
Resources used in financing activities	(164)	(77)	(32)
Investing activities:			
Acquisition of furniture and equipment—Net	(64)	(48)	(40)
Resources provided by investing activities	(64)	(48)	(40)
Increase (decrease) in cash and cash equivalents for the year	39	(12)	44
Cash and cash equivalents at the beginning of year	66	78	34
Cash and cash equivalents at the end of year	Ps. 105	Ps. 66	Ps. 78

* See Note 1.

The accompanying notes are an integral part of these financial statements.

BANCO COMPARTAMOS, S. A.,

INSTITUCIÓN DE BANCA MÚLTIPLE

(formerly known as Financiera Compartamos, S. A. de C. V.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 1—ACTIVITIES:

Incorporation and authorization—

Banco Compartamos, S. A., Institución de Banca Múltiple (the "Bank") was organized and operated as a Special Purpose Financial Entity ("Sofol") under the name of Financiera Compartamos, S. A. de C. V. prior to May 31, 2006. On May 17, 2006, the Ministry of Finance issued an authorization allowing the Bank to be organized and operate as a multiple purpose bank institution and on June 1, 2006 it began its banking operations.

The Bank was incorporated for an indefinite period under Mexican Law, regulated by the Law of Credit Institutions ("LCI") and by Banco de Mexico ("Banxico") and supervised by the National Banking and Securities Commission (the "Commission").

Business purpose—

The Bank is licensed as a full service bank and is the largest microcredit lender in Latin America based on the number of loans. The Bank specializes in providing small personal loans to microbusinesses owners and other small businesses owners and individuals in the lower income segment of the Mexican population.

Operating guidelines—

The principal regulatory factors require the Bank to maintain a minimum capitalization index in relation to the market and credit risk of its operations, comply with certain deposits, acceptance limits, obligations and other types of funding that can be denominated in foreign currency, and establish minimum limits for paid-in capital and capital reserves. Activities and accounting criteria applied by the Bank as a Sofol in 2005 and up to May 31, 2006 are similar to those undertaken by a credit institution; therefore no significant financial or accounting effect arose from the conversion to bank. However, the financial statements as of December 31, 2005 and 2004 and the respective notes, were reclassified and extended, respectively, in accordance with the presentation and disclosure rules applicable to credit institutions.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

The accompanying financial statements were prepared in accordance to the accounting criteria established for credit institutions issued by the Commission, which criteria differ from Mexican Financial Reporting Standards ("Mexican GAAP"), mainly with respect to the presentation of certain items of the financial statements, including those mentioned in subparagraphs d. and g. below.

The Commission is empowered, as the banking regulator, to review the Bank's financial information and request modifications to such information.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES: (Continued)

The accompanying financial statements have been translated from Spanish to English only for the convenience of readers.

Below is a summary of the most important accounting criteria needed in the preparation of these financial instruments:

a. Cash and cash equivalents—Are recorded at nominal value and defined as those amounts with original maturities of 90 days or less. Foreign currency cash and cash equivalents, as well as purchase and sale commitments therefore are valued at the exchange rate published by Banxico at the end of the year.

b. Securities—These include investments in government securities, bank securities and fixed and floating rate investments. Investments in securities are classified as either trading securities, available for sale securities or held to maturity, depending on management's intent at the time of the purchase. These securities are initially recorded at acquisition cost plus the related yields determined by the imputed interest or straight-line methods and are subsequently valued as described in the following paragraphs. Interest is recognized in the income statement as accrued.

   The Bank's investment portfolio is comprised of securities and financial instruments that are valued at restated prices provided by experts authorized by the Commission. Investment portfolio income is recorded as earned in the statement of income as it accrues.

   Trading securities represent debt instruments owned by the Bank, from which it intends to obtain profits by participating in the market. They are valued at fair value, based on the market prices provided by the price vendor. The fair value is the amount at which a financial instrument can be traded between interested and willing parties, in an arms-length transaction. Valuation adjustments are recognized in the income statement in the period incurred.

c. Repurchase agreements represent the temporary purchase or sale of certain financial instruments in exchange for an established premium with the obligation to resell or repurchase such securities in the future.

   When the Bank acts as the purchaser of securities, the net position represents the difference between the present value of the price at maturity (asset position) and the fair value of the securities received under the repurchase agreement (liability position) which are valued according to the method discussed in the preceding paragraph.

   The debit or credit balance resulting from transactions involving repurchase agreements is presented under assets or liabilities in the consolidated balance sheet under the heading "Securities and derivative financial instruments". See Note 7.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES: (Continued)

A guarantee must be provided for repurchase transactions entered into for periods exceeding three business days to mitigate market and counterpart risks. Guarantees received for transactions not involving the transfer of ownership are recognized in memorandum accounts and considered as restricted assets.

Mexican GAAP recognizes repurchase and resale agreement operations based on the substance of the transaction and requires recognition of the agreed-upon premium on a straight-line basis.

d. Derivative financial instruments are recorded at their contracted value and are valued in accordance with their intended use, either for hedging an exposed position or for trading. See Note 13.

Transactions to hedge the Bank's exposed position involve purchasing or selling derivative financial instruments to mitigate the risk resulting from a given transaction or a series of transactions. Trading are transactions the Bank enters into as a market participant for reasons other than to hedge its exposed position.

For hedging transactions of derivative financial instruments, offsetting asset and liability positions and the deferred charge or credit are presented net of the primary position being hedged, while transactions entered into for trading purposes are recorded as separate assets or liabilities.

The recognition or cancellation of assets and/or liabilities derived from transactions involving derivative financial instruments occurs when these transactions are entered into, regardless of the respective settlement or delivery date of the goods.

Derivate financial instruments are recorded as follows:

Futures contracts are used to reduce exposure of the Bank to exchange risks assumed as a result loans payable in foreign currency. The balance of these transactions entered into for trading purposes represents the difference between the fair value of the contract and the established "forward" price. Asset and liability positions are individually offset; a resulting debit balance is presented as an asset under the "Derivative financial instruments" heading, while a credit balance is presented as a liability under the same heading. Net valuation is recorded under Brokerage revenue. See Notes 12 and 13.

e. Loan portfolio represents balance of amounts effectively granted to borrowers, plus uncollected accrued interest less prepaid interest received. The loan portfolio balance is presented net of the allowance for loan losses. Loans are granted based on an analysis of the financial position of the borrower, the economic feasibility of investment projects and other general characteristics established by the LCI and the Bank's internal manuals and policies. See Note 8.

The unpaid loan balance is recorded in the non-performing loan portfolio, in the case of loans involving the payment of principal and interest based on partial periodic payments, 90 calendar days after the first payment is due.

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES: (Continued)

Interest is recognized and accrued into income as it is earned. The accrual of interest income is suspended when loans are transferred to the non-performing loan portfolio. Non-performing loan commissions are recognized as income when collected.

Accrued interest during the period in which the loan was included in the non-performing portfolio is recognized as income when collected.

Mexican GAAP requires the recognition of accrued interest, and the creation of a reserve for uncollectible accounts, based on the probability of default.

At December 31, 2006 and 2005, the Bank had only a short-term loan portfolio.

f. Allowance for loan losses—On August 20, 2004, the Commission issued the "General provisions for the classification methodology applicable to the loan portfolio of credit institutions" (the "Provisions"), which went into effect on December 1, 2004. Among other issues, the Provisions require an update of the valuation method applied to the allowance for loan losses used with respect to the consumer portfolio. The Bank does not have a commercial loan portfolio. This consumer loan methodology is explained in further detail below.

The general provisions issued by the Commission applicable to the methodology for classification of the loan portfolio of credit institutions rate each borrower on the basis of its risks (country, financial and industry risk), payment background and value of guarantees, in order to estimate probable losses and determine the percentage of loan loss reserves required. However, those reserves allow the rating and creation of loan loss reserves on the basis of internal methodologies previously authorized by the Commission. Adoption of these provisions did not require recording of preventive reserves in addition to those already recorded, in view of the fact that the Commission recognized the internal methodology of the Bank (which was also applied in 2005 and 2004) to be applied from 2006 to 2008, which is described in the following paragraph.

Ratings for the portfolio of loans for the acquisition of consumer goods are calculated by applying certain percentages based on the level of risk exposure, the probability of noncompliance by the debtor and the value of its/his guarantees, determined on the basis of the number of overdue payments. According to the policies of the Bank, the loan loss reserve must not be less than the greater of 4% of the total loan portfolio and the rating as per the Commission rules.

The reserves classification process applicable to the Bank for consumer loan portfolios is executed according to the following percentages:

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES: (Continued)

Risk level	Probability of noncompliance
A	0.00% to 0.99%
B	1.00% to 19.99%
C	20.00% to 59.99%
D	60.00% to 89.99%
E	90.00% to 100.00%

As of December 31, 2005, the Bank was not required to carry out this rating.

Quitclaims, cancellations and discounts on the portfolio are charged to the allowance for loan losses. Moreover, when there is sufficient evidence that a loan will not be recovered, that loan is directly charged off from the allowance for loan losses.

Increases to the allowance for loan losses. As of December 31, 2006, the Bank had recognized an allowance for loan losses of Ps.119 (Ps.91 at December 31, 2005), which included provisions in addition to the minimum required allowances, as established by applicable rules, of Ps.73 (Ps.59 at December 31, 2005). The Bank's management considers, based on prior experience and on portfolio concentration, that the amount of the provision is adequate.

For purposes of presentation in these financial statements, the latest rating of the loan portfolio was performed on December 31, 2006.

As per the Commission "Circular Unica de Bancos", the Bank is not permitted to recognize as income the creation, increase, or decrease of provisions or estimates that are not specific or quantifiable (which is consistent with Bulletin C-9 of Mexican GAAP). Allowances for loan losses, as mentioned above, consist of specific provisions combined with additional provisions that relate to excesses in the preventative credit reserve. Banks are required to reverse additional provisions if it is probable that such bank will not be required to apply the loss of economic resources to liquidate the underlying reserve. In this case, the Commission has not established the mechanism for the management and disposition of such excess reserves.

According to the Mexican GAAP, the estimation for doubtful accounts is based on an analysis and evaluation of the likelihood of actual collection.

g. Other accounts receivable represent amounts owed to the Bank but not included in the loan portfolio.

h. Furniture and equipment is recorded at acquisition cost and restated based on a factor derived from the value of the UDI from their acquisition date to the most recent balance sheet presented.

Depreciation and amortization are calculated using the straight-line method at the annual rates mentioned in Note 9, on both acquisition cost and restatement increments.

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES: (Continued)

i. Long-lived assets, both tangible and intangible, are subject to annual impairment testing.

j. Liabilities derived from promissory notes with liquid yields upon maturity, are recorded at their procurement or placement cost plus accrued interest, determined according to the number of days elapsed at each monthly close and charged to results as incurred.

k. Interbank and other entities loans refer to credit lines and other loans obtained from banks. They are recorded at the contractual value of the liability. Interest is recognized in earnings as accrued.

l. Accrued liabilities are recognized when the Bank has a current obligation that results from a past event, are probable to result in the use of economic resources and can be reasonably estimated.

m. Provisions for income taxes and employee statutory profit sharing are recorded in the results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax basis of assets and liabilities plus any future benefits from tax loss carryforwards. See Note 13.

n. Seniority premiums to which employees are entitled after 15 years of service under the defined benefit pension plan established for employees, as well as existing obligations for remuneration upon termination of employment for reasons other than restructuring, to which the employees do not contribute, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates as established by Bulletin D-3 of Mexican GAAP.

   As of January 1, 2005, the Bank adopted the provisions of Bulletin D-3, related to recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring, which is recorded using the projected unit credit method based on calculations by independent actuaries. Adoption of those provisions had no significant effects on the enclosed financial statements.

   At December 31, 2006, 2005 and 2004, the net projected liability corresponding to seniority premiums was Ps.1.49, Ps.0.90 and Ps.0.51, respectively. The net cost for the period for seniority premiums during the years ended on December 31, 2006, 2005 and 2004 was Ps.0.59, Ps.0.43 and Ps.0.30, respectively, which were recorded in income for the year.

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES: (Continued)

As of December 31, 2006 and 2005, the net projected liability corresponding to existing obligations for remuneration upon termination of employment for reasons other than restructuring was Ps.4.05 and Ps.2.55, respectively. The net cost for the period for existing obligations for remuneration upon termination of employment for reasons other than restructuring during the years then ended was Ps.2.58 and Ps.1.91, respectively, which were recorded in income for the year.

o. Other assets are recorded in the balance sheet, provided they are identifiable, and generate future economic benefits that are controlled by the Bank. As of December 31, 2006, 2005 and 2004, Ps.8, Ps.11 and Ps.8 have been recorded for intangible assets, respectively. In applicable cases, amortization is calculated by the straight-line method, based on the respective amortization rates. As of December 31, 2006, 2005 and 2004, the Bank recognized amortization expenses in income for Ps.5, Ps.4 and Ps.3, respectively.

p. Comprehensive income represents changes in stockholders' equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders' equity without affecting the statements of income, in accordance with the accounting practices followed by the Bank. Other comprehensive income item consists of the result of nonmonetary assets. It is restated on the basis UDI factors. At December 31, 2006, 2005 and 2004, the net profit is the same as comprehensive income.

q. Monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying the inflation factor derived from the value of the UDI to the monthly net monetary position and is restated using the factor discussed above at the most recent balance sheet presented. Gains (losses) result from maintaining a net monetary liability (asset) position, respectively. The inflation rates were 4.16% in 2006, 2.91% in 2005 and 5.45% in 2004.

r. Earnings per share represents the result of dividing the net income for the period by the weighted average number of shares. For the periods ended on December 31, 2006, 2005 and 2004, the profit per share was Ps.17.71, Ps.10.24 and Ps.6.49, respectively. As of December 31, 2006, the Bank did not have issued any dilutive instruments.

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES: (Continued)

s. As of December 31, 2006, 2005 and 2004 the Bank recognized the following transactions in memorandum accounts:

	December 31,	
	2006	2005
Memorandum accounts:		
Other contingent liabilities	Ps. 1	Ps. 153
Amounts contracted in derivative instruments	78	511
Debtors for repurchase and resale transactions	Ps. 100	—
(Less) Securities Deliverable under the repurchase and resale transaction	(100)	—
Amounts contracted in derivative instruments	Ps. 0	Ps. 0

t. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate published by Banco de México in effect at the balance sheet date. Exchange fluctuations are recorded in the results of operations.

u. The Bank Savings Protection Law requires commercial banks to make contributions in fees to the Bank Savings Protection Fund ("IPAB"), to establish a system to protect bank deposits of individuals who carry out guaranteed transactions under the terms and according to the restrictions provided for in said Law, and to regulate the financial support granted to commercial banks to protect the interests of bank depositors.

Bank contributions must guarantee punctual payment of fees to IPAB. Contributions to the IPAB totaled Ps.3 for 2006 (since in 2005 the entity was not a bank, it was not obligated to pay such contributions), which were charged directly to results for the year.

NOTE 3—NEW ACCOUNTING PRONOUNCEMENTS:

On August 8, 2006, the Commission issued a resolution (published in the Official Gazette on September 15, 2006) amending the General Provisions Applicable to Banks and the accounting criteria for banks. The amendments went into effect on January 1, 2007.

Following is a description of the changes in accounting practices that could impact the Bank's financial statements.

- The estimation for doubtful accounts must be calculated after analyzing the actual possibilities of recovery of accounts receivable, as established in Mexican GAAP.

NOTE 3—NEW ACCOUNTING PRONOUNCEMENTS: (Continued)

Operations with derivative financial instruments, regardless of their classification as for hedging or trading, are valued at reasonable value. In operations considered to qualify as hedging operations, the effective portions of the effect of valuation are recorded in comprehensive income under stockholders' equity, while the ineffective portion must be recorded in income for the period.

For accounting purposes, operations carried out by the Bank are considered as for trading, and therefore no valuation impact is expected as from January 1, 2007.

- B-3 "Income statement" incorporates, among others, a new approach to classify income and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees' profit sharing as an ordinary expense and not as a profit tax.
- B-13 "Subsequent events" requires, among others, recognition of asset and liability restructuring items in the period in which they actually take place and the effect of obtaining waivers for covenant defaults. These issues will only be disclosed in the notes to the financial statements.
- C-13 "Related parties" extends, among others, the definition (scope) of the related parties' concept and increases the disclosure requirements in the notes to the financial statements.
- D-6 "Capitalization of the Financing Integral Result" establishes, among others, the obligation of capitalization of the financing integral results and the rules for its capitalization.

NOTE 4—FOREIGN CURRENCY POSITION:

The amounts shown in this note are stated in US dollars, the foreign currency most widely used by the Bank.

Banxico regulations establish the following standards and ceilings for operations in foreign currencies carried out by Banks. Even though these financial statements are presented on a basis for a bank, the foreign currency restrictions were not applicable for the period prior to June 1, 2006, since legally the entity was acting as a Sofol which was not required to comply with these rules.

1. The (short or long) position in US dollars (US$) must not exceed a maximum of 15% of the Bank's net capital.
2. Liabilities in foreign currency must not exceed 1.83 times the Bank's basic capital.
3. The foreign currency operations investment regulations make it necessary to hold a minimum amount of liquid assets, in accordance with a calculation mechanism established by Banxico, based on the maturity of operations in foreign currency.

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 4—FOREIGN CURRENCY POSITION: (Continued)

As of December 31 2006, 2005 and 2004, there were assets and liabilities in US$ valued at the rate of exchange issued by Banxico amounting to Ps.10.8116, Ps.10.6344 and Ps.11.1495 per dollar, respectively, as follows:

	US dollars		
	2006	2005	2004
Assets	US$ 761,707	US$ 1,184,378	US$ 543,883
Liabilities	(8,588,300)	(12,608,600)	(9,644,785)
Short position in dollars	US$(7,826,593)	US$(11,424,222)	US$(9,100,902)

The Bank entered into foreign currency futures agreements to offset the exchange fluctuation risk. See Note 12.

At February 23, 2007, date of issuance of the audited financial statements, the rate of exchange was Ps.10.9683 per dollar.

NOTE 5—CASH AND CASH EQUIVALENTS:

This item is composed as follows:

	December 31,		
	2006	2005	2004
Mexican banks	Ps. 97	Ps.54	Ps.72
Foreign banks	7	12	6
Other cash equivalents	1	—	—
	Ps.105	Ps.66	Ps.78

Foreign banks are comprised of restricted deposits, which consist of liquid investments deposited as collateral for futures agreements.

NOTE 6—INVESTMENT IN SECURITIES:

Cash surpluses resulting from Bank operations are reinvested in debt instruments for a maximum term of four days.

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 6—INVESTMENT IN SECURITIES: (Continued)

As of December 31, 2006 and 2005, the average rates of investments were 7.07% and 7.89% respectively, and the terms for which financial instruments were invested are shown below:

	December 31, 2006			
	Less than 1 month	From 1 to 3 months	More than 3 months	Total
Government bonds	Ps.100	Ps.—	Ps.—	Ps.100

	December 31, 2005			
	Less than 1 month	From 1 to 3 months	More than 3 months	Total
Treasury certificates (Cetes)	Ps.218	Ps.—	Ps.—	Ps.218
Promissory notes with interest payable at maturity	23	—	—	23
Total	Ps.241	Ps.—	Ps.—	Ps.241

As of December 31 2005, Ps.124 correspond to investments held at Banco HSBC S. A., Nacional Financiera, S. N. C. and Banco Ve por Más. This amount is considered restricted investment based on the loans received by these financial institutions. Under the corresponding loan agreements clauses, referred to in Note 11, the Bank must reinvest a minimum percentage of the funds received in securities. As of December 31, 2006, there were no such restrictions.

Investments in securities are subject to a number of risks directly related to the market in which they are operated, such as the interest rate associated to the term, the exchange rates and the risks inherent in credit and market liquidity.

NOTE 7—DEBTOR AND CREDITOR BALANCES UNDER REPURCHASE AGREEMENTS:

As of December 31, 2006, these are comprised as follows:

	Number of securities	Asset part	Liability part	Compensation of operations	Net figure
Purchases:					
Government bonds	1,003,255	Ps.100	Ps.100	Ps.—	Ps.—

As of December 31, 2006, the average term for contracting repurchase operations was one day. As of December 31, 2005, there were no repurchase agreements. See Note 2 s.

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 8—LOAN PORTFOLIO:

The loan portfolio is composed principally of fixed rate loans for a term of four months with a joint guarantee given by the community the borrower belongs to.

As of December 31, 2006 and 2005, performing loans and non-performing loans are composed as follows:

	2006		
	Principal	Accrued interest	Total
Performing loans:			
Consumer	Ps.2,911	Ps.46	Ps.2,957
Non-performing loans:			
Consumer	17	1	18
Total loan portfolio	Ps.2,928	Ps.47	Ps.2,975

	2005		
Performing loans:	Principal	Accrued interest	Total
Consumer	Ps.1,991	Ps.29	Ps.2,020
Non-performing loans:			
Consumer	9	1	10
Total loan portfolio	Ps.2,000	Ps.30	Ps.2,030

Income from interest and commissions segmented by type of loan are composed as follows:

Interest income	2006	2005	2004
Consumer loans	Ps.2,018	Ps.1,369	Ps.840
Commission income			
Consumer loans	Ps. 19	Ps. 9	Ps. 4

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 8—LOAN PORTFOLIO: (Continued)

The distribution of the loan portfolio by geographical region is as follows:

	December 31,					
	2006		2005		2004	
State:	Current	Overdue	Current	Overdue	Current	Overdue
Aguascalientes	Ps. 4	Ps.—	Ps. —	Ps.—	Ps. —	Ps.—
Campeche	23	—	13	—	7	—
Chiapas	354	1	289	3	236	1
Chihuahua	4	—	—	—	—	—
Coahuila	115	1	96	—	55	—
Distrito Federal	43	3	32	1	13	1
Durango	37	—	20	—	9	—
Estado de México	259	4	193	2	117	—
Guanajuato	6	—	—	—	—	—
Guerrero	166	1	115	—	57	—
Hidalgo	28	—	10	—	2	—
Jalisco	4	—	—	—	—	—
Michoacán	124	—	90	—	57	—
Morelos	76	—	42	—	10	—
Nayarit	1	—	—	—	—	—
Nuevo León	126	2	84	1	42	—
Oaxaca	228	1	188	1	150	3
Puebla	306	1	241	—	161	—
Querétaro	15	—	6	—	2	—
Quintana Roo	68	—	31	—	9	—
San Luis Potosí	32	—	10	—	2	—
Sinaloa	5	—	2	—	—	—
Sonora	7	—	—	—	—	—
Tabasco	137	1	70	1	25	—
Tamaulipas	46	—	17	—	8	—
Tlaxcala	125	—	90	—	60	—
Veracruz	463	2	275	—	133	—
Yucatán	104	—	73	—	45	—
Zacatecas	5	—	4	—	1	—
Total principal	2,911	17	1,991	9	1,201	5
Interest accrued	46	1	29	1	13	—
Overall portfolio	Ps.2,957	Ps.18	Ps.2,020	Ps.10	Ps.1,214	Ps. 5

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 8—LOAN PORTFOLIO: (Continued)

As of December 31, 2006 and 2005, loans made, segmented by economic sector, are as follows:

	2006		2005	
Economic activity	Amount	%	Amount	%
Commerce	Ps.2,559	86	Ps.1,738	86
Construction	1	—	1	—
Professional services	46	2	32	2
Agriculture	15	—	11	—
Cattle raising	29	1	19	1
Manufacturing	6	—	4	—
Other	319	11	225	11
Total	Ps.2,975	100	Ps.2,030	100

As of December 31, 2006 and 2005, no loans had been granted to related parties.

As of December 31, 2006 and 2005, ageing of the overall loan portfolio is as follows:

	December 31, 2006 (days old)			
Type of portfolio	1 - 90	91 - 180	181 and over 181	Total
Consumer	Ps.2,957	Ps.11	Ps.7	Ps.2,975

	December 31, 2005 (days old)			
Type of portfolio	1 - 90	91 - 180	181 and over 181	Total
Consumer	Ps.2,020	Ps.10	Ps.—	Ps.2,030

The granting, control and recovery of loans is regulated in the Bank's Loan Manual, which is approved by the Board of Directors. That manual establishes the framework for the steps to be followed by officers involved in the loan process and is based on the provisions of the LCI, the estimated loan loss reserve established by the Commission and bank testing practices.

The authorization of loans as the responsibility of the Board of Directors is centralized around committees and officers empowered to authorize loans.

As concerns loan management, the general process is defined from the promotion to recovery of the loan, and the policies, procedures and responsibilities of the officers involved and the tools to be used in each stage of the process are specified by business unit.

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 8—LOAN PORTFOLIO: (Continued)

The loan process is based on an in-depth analysis of loan applications in order to determine the overall risk of the borrower.

Allowance for loan losses

The consumer portfolio allowance for loan loses is determined by applying specific percentages calculated based on the number of billing periods reporting noncompliance at the classification date and taking into consideration that billing periods are weekly.

The rating of the overall portfolio and the allowances created are as follows:

	December 31, 2006				
		Rated loan portfolio		Mandatory provision	
	Risk	%	Amount	%	Amount
	A	91	Ps.2,709	31	Ps. 14
	B	8	230	17	8
	C	1	15	11	5
	D	—	8	13	6
	E	—	13	28	13
Loan portfolio		100	Ps.2,975	100	46
Unallocated loan loss reserve (based on internal methodology)					73
Allowance for loan losses recorded					Ps.119

	December 31, 2005				
		Rated loan portfolio		Mandatory provision	
	Risk	%	Amount	%	Amount
	A	84	Ps.1,710	28	Ps.9
	B	14	292	22	7
	C	1	14	16	5
	D	1	10	22	7
	E	—	4	12	4
Loan portfolio		100	Ps.2,030	100	32
Unallocated loan loss reserve (based on internal methodology)					59
Allowance for loan losses recorded					Ps.91

Allowance for loan losses includes Ps.4 corresponding to the overdue portfolio.

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 8—LOAN PORTFOLIO: (Continued)

Changes in the allowance for loan losses during the 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Balance at the beginning of the period	Ps. 91	Ps.48	Ps.32
Less:			
Effect of restatement at the beginning of the period	4	1	2
Nominal balance at the beginning of the period	87	47	30
Plus:			
Additions	46	53	20
Less:			
Effect of restatement	—	1	—
Losses and write-offs	14	8	2
Balances at the end of year	Ps.119	Ps.91	Ps.48

NOTE 9—FURNITURE AND EQUIPMENT:

As of December 31, 2006 and 2005, this caption is comprised as follows:

	2006			2005	
	Acquisition cost	Restatement	Total	Total	Depreciation rate
Destined for the Bank's own use					
Computer equipment	Ps. 69	Ps.4	Ps. 73	Ps.44	30
Office furniture and equipment	34	3	37	24	10
Transportation equipment	19	1	20	16	25
Leasehold improvements	41	4	45	32	(*)
	163	12	175	116	
Less—Accumulated depreciation	(60)	(8)	(68)	(45)	
	Ps.103	Ps.4	Ps.107	Ps.71	

(*) The amortization rate for installation expenses is based on the term of the lease agreement or the useful life of the item, the lesser or both.

(Figures stated in millions of Mexican pesos purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of share)

NOTE 10—OTHER ASSETS, DEFERRED CHARGES AND INTANGIBLES ANALYSIS—NET:

	2006	2005
Notes payable issuance costs	Ps. 21	Ps.20
Guarantee deposits	7	6
Prepaid expenses	1	1
Other	1	1
	30	28
Less—Accumulated amortization of issuance costs	(13)	(8)
Total	Ps. 17	Ps.20

NOTE 11—NOTES PAYABLE:

As of December 31, 2006, 2005 and 2004, the Bank issued unsecured notes as follows:

December 31, 2006					December 31, 2005
Issuance	Currency	Maturity	Interest rate	Amount	Amount
Ps.50	Pesos	February 2006	Cetes 91 + 2.5 pts.		Ps. 52
50	Pesos	May 2006	Cetes 91 + 2.9 pts.		52
190 (1)	Pesos	July 2009	TIIE (2) 28 days + 1.5 pts.	Ps.190	198
310 (1)	Pesos	September 2010	TIIE (2) 28 days + 1.17 pts.	310	323
				500	625
Interest payable				1	3
Total unsecured notes				Ps.501	Ps.628

(1) These unsecured notes issued by the Bank, include a partial payment guarantee clause covered by International Finance Corporation (IFC). The guarantee over payments of principal and interest should equal the lesser of i) 34% of outstanding principal, or ii) 34% of the note's total principal minus any amounts disbursed by IFC and converted to pesos under the guarantee or the credit line granted under the contract.

This guarantee bears a cost of 2.5% over the amount covered annually by IFC. Additional terms of the contract establish that the amount of the notes outstanding should not exceed 30% of the Bank's liabilities over a period of 90 consecutive days and 40% at all times.

(2) Rates for the Interbank Interest Compensation Rate (TIIE) as of December 31, 2006 and 2005 were 7.36% and 8.57%, respectively.

NOTE 12—INTERBANK LOANS AND OTHER ENTITIES LOANS:

At December 31, 2006 and 2005, the Bank had contracted the following loans:

December 31, 2006			December 31, 2005
Entity	Maturity	Amount in millions of pesos	Amount in millions of pesos
Domestic currency			
HSBC México, S.A.	January-07	Ps.300	Ps.304
BBVA Bancomer, S.A.	October-07	150	—
Banco Interacciones, S.A	January-07	50	—
Banco Ve por Más, S.A.	January-06	—	83
Nacional Financiera, sociedad nacional de crédito	February-06	—	73
Stichting Triodos Doen	March-06	—	11
Triodos Fair Share Fund	March-06	—	6
Subtotal domestic currency short-term		500	477
Dollars			
Overseas Private Investments Corporation	June-06	—	12
International Finance Corporation	April-06	—	12
Corporación Andina de Fomento	August-06	—	5
Corporación Andina de Fomento	November-06	—	4
Subtotal Dollars short-term		—	33
		500	510
Interest payable		9	5
Short-term		509	515

NOTE 12—INTERBANK LOANS AND OTHER ENTITIES LOANS: (Continued)

December 31, 2006			December 31, 2005
Entity	Maturity	Amount in millions of pesos	Amount in millions of pesos
Domestic currency			
Corporación Interamericana de Inversiones	July-09	Ps, 220	—
Banco Nacional de México, S.A.	August-08	197	Ps. 92
Dexia Micro-Credit Fund	October-08	150	—
Kfw, Frankfurt am Main	December-08	64	67
Credit Suisse Microfinance Fund Management	October-08	16	—
Banco Interamericano de Desarrollo	September-18	2	2
Subtotal domestic currency long-term		649	161
Dollars			
Dexia Micro-Credit Fund	January-07	—	39
Instituto Oficial de Crédito del Reino de España	June-15	52	27
Credit Suisse Microfinance Fund Management	January-07	—	17
Acción internacional	February-10	—	11
Oikocredit Ecumenical Development Co-operative Society U.A.	June-08	—	11
Corporación Andina de Fomento	April-09	40	—
Subtotal Dollars long-term		92	105
Total long-term		741	266
Total liabilities		Ps.1,250	Ps,781

At December 31, 2006, the average rates on loans were 8.97% for domestic currency and 6.11% for dollars; and at December 31, 2005, the rates were 9.99% for domestic currency and 7.55% for dollars.

The Bank is not allowed to engage in any of the following operations as a result of its conversion from a Sofol to a bank as from June 1, 2006.

I. Pledge its assets;

II. Pledge, including mortgages, trust guarantees, property, cash, credit rights of which it is the beneficiary or securities in its portfolio, unless involving operations with Banxico, development banks, the IPAB or public trusts set up by the federal government to advance the economy;

III. Pledge credit instrument issued, accepted or maintained in the Treasury.

As of December 31, 2006, the Bank had no trust agreement for granting liquid guarantees.

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 13—DERIVATIVE FINANCIAL INSTRUMENTS:

The transactions entered into by the Bank involving derivative financial instruments include futures contracts. These transactions are entered in to mitigate currency exchange risks.

Trading transactions are stated based on their fair market values; similarly, the effect derived from their market value adjustment is recorded in the results of the year.

As of December 31, 2006 and 2005, transactions involving derivative financial instruments were as follows:

	No. of agreements	Maturities	Volume per agreement	Notional (asset position)	Liability position at fair value	Liability net position
December 31,	166	December 2007				
2006	166	and March 2007	Ps.0.5	Ps. 83	Ps. 78	Ps.5
December 31,		December 2006				
2005	293	and March 2007	Ps.0.5	Ps.159	Ps.153	Ps.6

NOTE 14—INCOME TAX, EMPLOYEE STATUTORY PROFIT-SHARING:

Income tax and asset tax regime—

The Bank is subject to income tax and asset tax. Income tax is calculated considering certain effects of inflation as taxable or deductible, such as depreciation calculated on values in constant pesos, which makes it possible to deduct current costs, and the effects of inflation on certain monetary assets and liabilities is included in taxable income or deducted by means of the inflationary adjustment, which is similar to the result on monetary position. The current income tax rate is 29% (30% in 2005 and 32% in 2004), and is applied to the tax result.

As a result of the amendments to the Income Tax Law approved on November 13, 2004, the income tax rate will be 28% in 2007.

Current income tax and Employees' Statutory Profit Sharing (ESPS) provision is analyzed as follows:

	December 31,		
	2006	2005	2004
Income tax	Ps.269	Ps.188	Ps.128
ESPS	21	13	10
	Ps.290	Ps.201	Ps.138

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 14—INCOME TAX, EMPLOYEE STATUTORY PROFIT-SHARING: (Continued)

Income tax (current and deferred) provision is analyzed as follows:

	December 31,		
	2006	2005	2004
Current income tax	Ps.269	Ps.188	Ps.128
Deferred income tax	13	(9)	(12)
Income tax provision	Ps.282	Ps.179	Ps.116

Following is a reconciliation of the real and effective income tax rates:

	December 31,		
	2006	2005	2004
Income tax at the real rate (29%, 30% and 32%, respectively)	Ps.271	Ps.172	Ps.118
Plus (minus) the effective income tax on:			
Nontaxable effect on the restatement of the statement of income	(1)	(3)	(3)
Nondeductible preventive reserve for credit risks	7	7	
Other nondeductible items	5	3	1
Income tax provision	Ps.282	Ps.179	Ps.116
Effective income tax rate	30%	31%	33%

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 14—INCOME TAX, EMPLOYEE STATUTORY PROFIT-SHARING: (Continued)

The principal differences on which deferred income tax was recorded were the provision for loan loss reserve and difference between the book and tax values of fixed assets, as follows:

	December 31,		
	2006	2005	2004
Provision for loan loss reserves	Ps. 73	Ps. 91	Ps.48
Fixed assets	(6)	(10)	(5)
Futures	1	(4)	(1)
Others	8	1	(1)
	76	98	41
Income tax rate	28%	28%	29%
	21	27	12
Valuation allowance	(14)	(7)	—
Deferred income tax	Ps. 7	Ps. 20	Ps.12

The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is more likely than not that the tax benefit will not be realized. As of December 31, 2006 and 2005, due to the uncertainty of the recovery and use of certain temporary differences, the Bank established a valuation allowance for the amounts that it does not expect to recover.

Tax result—

The principal items affecting determination of the tax result were those pertaining to the effects of inflation and tax depreciation, which are subject to different treatment for book and tax purposes. At December 31, 2006, the Bank estimated a tax profit of Ps.909 (the tax profit declared for 2005 was Ps.619).

Asset tax—

The Bank is subject to the payment of asset tax, which is calculated as 1.8% of average net assets not subject to intermediation, and is payable only in the amount exceeding income tax for the period. Any asset tax paid can be recovered in the amount that income tax exceeds asset tax in the 10 following periods. In 2006, 2005 and 2004, the Bank incurred asset tax of Ps.2, Ps.1 and Ps.0, respectively.

Employees' statutory profit sharing—

The Bank is required to pay employees' statutory profit sharing as per the provisions of the Mexican Federal Labor Law. Employees' statutory profit sharing for 2006 is Ps.21.

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 15—STOCKHOLDERS' EQUITY:

At the General Ordinary and Special Stockholders' Meeting held on January 16, 2006, the stockholders agreed to pay dividends of Ps.164 (160 nominal pesos) from the retained earnings account.

At the General Ordinary and Special Stockholders' meeting held on April 17, 2006, the stockholders agreed to apply the profit for the year ended on December 31, 2005 to increase the legal reserve by Ps.19 (18 nominal pesos), and add the remaining Ps.361 (346 nominal pesos) to retained earnings.

At the General Ordinary and Special Stockholders' meeting held on April 19, 2005, the stockholders agreed to:

- Apply the net income for the year ended on December 31, 2004 amounting to Ps.231 (216 nominal pesos) to the retained earnings account, setting aside nothing for the legal reserve, since it exceeded 1/5 of the paid-in capital stock at that date, in accordance with Article 20 of the Corporations Law.
- Increase the variable portion of the capital stock by Ps.417 (392 nominal pesos) by capitalizing retained earnings.
- Reduce the capital stock by canceling 2,022,421 shares, and delivering Ps.55 (52 nominal pesos) to the holder of those shares, of which Ps.26 (24 nominal pesos) corresponds to the capital stock account and Ps.29 (28 nominal pesos) to the retained earnings account.
- Pay dividends of Ps.22 (20 nominal pesos) from the prior years' income account.

At the General Ordinary and Special Stockholders' meeting held on January 16, 2006, as a result of the change to a multiple purpose bank institution, it was resolved that the subscribed and paid-in capital stock should be comprised as follows, which is the case at December 31, 2006.

Class	Series	Shares(1)	Description	Amount
I	"O"	19,445,265	Minimum fixed capital with no withdrawal rights	Ps.234
II	"O"	16,207,808	Minimum fixed capital with no withdrawal rights	194
		35,653,073		428
			Restatement increase	41
			Capital stock as of December 31, 2006	Ps.469

(1) Ordinary nominative shares with a par value of Ps.12 and a book value of Ps.13.17 each, respectively.

The Bank is required to create a legal reserve by setting aside 10% of annual net income, until the reserve has reached the equivalent of paid-in capital stock.

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 15—STOCKHOLDERS' EQUITY: (Continued)

Based on the change in its legal status during 2006, from Sofol to multiple purpose bank institution, and in accordance with requirements set by applicable laws, the Bank may not pay any dividends during the first three periods and therefore net income generated must be applied to reserves.

Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69%. Any dividends paid in excess of this account are subject to a tax equivalent to 38.91%. The tax is payable by the Bank and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.

In the event of a capital reduction, any excess of stockholders' equity over the balances of the capital contributions account is subject to the same tax treatment as dividends, as per the procedures established in the Income Tax Law.

At December 31, 2006, the Bank determined a capitalization index of 40.01%, by dividing the net capital by assets exposed to credit and market risks. Banxico reviewed and approved this calculation.

Capitalization index—

The Ministry of Finance requires that multiple purpose bank institutions maintain net capital in proportion to market risks and credit risks incurred in their operations. This net capital must exceed the sum of the capital requirements for both types of risk.

At December 31, 2006, the Bank was in compliance with the capitalization rules.

When calculating the capitalization index, weighted assets at risk are adjusted on the basis of the market and credit risk. Considering only the credit risk, the total capitalization index at December 2006, and 2005 was 42.30% and 43.79%, respectively. By including the market risk in the determination of assets weighted for risk, the total capitalization index of the Bank was 40.01% and 38.23%, in both cases above regulatory requirements.

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 15—STOCKHOLDERS' EQUITY: (Continued)

As of December 31, 2006 and 2005, the net capital of the Bank is comprised as follows:

	2006	2005(1)
Basic capital:		
Stockholders' equity	Ps.1,359.1	Ps.845.8
Deferred income tax and employees' statutory profit sharing	6.5	19.4
Organization expenses and other intangibles	0.5	8.6
Deferred assets computable as basic	6.5	19.4
Basic capital:	1,358.6	837.2
Complementary capital:	13.5	9.6
Net capital	Ps.1,372.1	Ps.846.8

At year-end 2006, the Bank determined a capitalization index of 40.01% (38.23% in 2005), by dividing the net capital by assets exposed to credit and market risks. Banxico reviewed and approved this calculation.

Below are the relevant components of said estimation:

	December 31,			
	2006		2005(1)	
	Credit risk	Credit and market risk	Credit risk	Credit and market risk
% of assets subject to risk				
Basic capital	41.89%	39.63%	43.45%	37.84%
Complementary capital	0.41%	0.38%	0.44%	0.39%
Net capital	42.30%	40.01%	43.79%	38.23%
Assets subject to credit risk		Ps.3,242		Ps.2,108
Assets subject to market risk		186		307
Total assets at risk		Ps.3,428		Ps.2,415

The above-mentioned figures were obtained from computation of capitalization at December 31, 2006, rated by Banxico.

(1) Due to its status as a Sofol prior to June 1, 2006, the Bank was not obligated to comply with regulation and minimum thresholds set for multiple purpose bank institutions, however and for comparative

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 15—STOCKHOLDERS' EQUITY: (Continued)

information purposes, capitalization indexes and market and credit risk requirements have been estimated for 2005. Figures were internally generated simulating the Banxico methodology.

An ongoing assessment of net capital sufficiency, of changes in its structure and of its impact on the capital position is a process based on the current capitalization rules issued by the Ministry of Finance, which considers the following three essential matters:

1. Fluctuations in the price of securities positions, even those originated from differences in terms between assets and liabilities; both elements are affected by the volatility of financial markets.

2. Development of assets and its impact on capital demand, according to current regulations.

3. The impact on net capital of its principal variables: income estimate and market valuation.

NOTE 16—BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

The main balances as of December 31, 2006, 2005 and 2004 are shown below:

	2006	2005
Accounts payable to stockholders:		
ACCION International	Ps.—	Ps.11
International Finance Corporation	—	11
Total	Ps.—	Ps.22

The main transactions carried out with related parties are shown below:

	Year ended December 31,		
	2006	2005	2004
Interest paid	Ps.8	Ps.14	Ps.8

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 17—INTEREST AND COMMISSION INCOME:

The composition of interest and commission income for the consumer loan portfolio is as follows:

	2006	2005	2004
Loan portfolio interest	Ps.2,018	Ps.1,369	Ps.863
Interest arising from investments and securities	17	22	10
Interest on cash and cash equivalents	0	1	—
Commissions receivable on credit operations	19	9	4
Total income	Ps.2,054	Ps.1,401	Ps.877
Interest payable on interbank loans	Ps. 176	Ps. 145	Ps. 74
Commissions and fees paid	46	31	16
Total	Ps. 222	Ps. 176	Ps. 90

NOTE 18—RISK MANAGEMENT:

The objective of comprehensive risk management in the Bank is to identify, measure, monitor and control the different types of risks incurred in a consistent fashion, during the course of operations.

I. Qualitative information

Risk management in the bank is conducted by the Risk Committee, which measures and controls risk. The risk management requirements as defined by the Bank are shown below:

1. Risks must be diversified on various levels according to its characteristics.
2. Risks should be accepted depending on their expected return (e. g. the greater the risk, the greater the return rate).
3. Accepted risks must satisfy the policies and procedures established by the Bank and external regulations.
4. Risk measurements should be within the Bank limits, otherwise, the Risk Committee will report them to the Board of Directors, which is responsible for approving, risk management objectives, policies and methodologies.
5. All accepted risks must be monitored daily.
6. The Risk Committee will report monthly to the Board of Directors.

Global and specific risk limits determination is one of the main responsibilities of the comprehensive risk management function.

NOTE 18—RISK MANAGEMENT: (Continued)

II. Description of methodologies

Market risk is the potential loss arising from changes in risk factors affecting the valuation of positions for asset or liability operations or those giving rise to a contingent liability. Such risk factors are interest rates, exchange rates, and price indexes.

Credit risk is the potential loss arising from a party to the Bank failing to make a payment.

Liquidity risk is the potential loss arising from being unable to renew liabilities or contract new ones in normal conditions for the Bank, from the advanced or forced sale of assets at unusual discounts in order to face obligations, or from the fact that a particular position cannot be promptly sold, acquired or hedged by establishing an equivalent contrary position.

Operational risk is the potential loss resulting from inadequate or failed internal processes, persons and systems, or from external events.

Market risk

Market risk of the Bank's portfolios is based on the "Value at Risk" concept. VaR, represents the maximum expected loss, with a confidence interval of 95%, over a particular period of time (investment horizon) under normal market conditions. The Bank calculates daily VaR with the Historical simulation method.

To ensure that the VaR model is consistent, backtesting and stress testing techniques are used.

Credit risk

In calculating credit risk, the Bank uses the CreditRisk + actuarial model. The purpose of model is to estimate expected and unexpected losses from the loan portfolio, not assuming causes of default. The Bank calculates credit risk at a 95% confidence interval.

Liquidity risk

The liquidity risk is managed by the Bank with appropriate risk levels, limits, estimation of liquidity gaps, and a contingency plan in case of a liquidity crisis.

Operational, Legal and Technological risk

The purpose of Operational Risk Management is to prevent unexpected losses forecasting an adverse event. Comprehensive risk management maps adverse events and estimates the events loss during the operating process.

(Figures stated in millions of Mexican pesos with purchasing power as of December 31, 2006, except exchange-rate, foreign currency and the par value of shares)

NOTE 18—RISK MANAGEMENT: (Continued)

Quantitative Information

The Bank's "Value at Risk" at 95% confidence interval, by type of asset portfolio, as of December 31, 2006, is shown in the following table.

Portfolio	Exposure	95% VaR	VaR/Exposure
Total position	(Ps.380.4)	(Ps.1.5)	0.41%

The "Credit Risk+" at 95% confidence interval, by type of asset portfolio, as of December 31, 2006, is shown in the following table.

Portfolio	Exposure	Unexpected loss at 95% (UL)	UL/Exposure
Consumer loans	(Ps.2,950.9)	(Ps.43.8)	1.49%

END